July 8, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Kathleen Collins
Rebekah Lindsey

Re:	Fiserv, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K Furnished February 7, 2019
File No. 000-14948

Dear Ms. Collins and Ms. Lindsey:

The Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments by letter, dated April 10, 2019, regarding the above-referenced filings of Fiserv, Inc. In our letter to the Staff dated June 20, 2019, we indicated that we would provide a response to comment # 2 in the future. We are now providing our response to that comment below. For the Staff’s convenience, the original comment has been set forth below.

Form 8-K furnished February 7, 2019

Reconciliation of GAAP to Adjusted Net Income and Adjusted Earnings Per Share, page 8

2.

We note that your adjusted net income, adjusted operating income and related margins, and adjusted EPS measures include an adjustment for “amortization of acquisition-related intangibles.” Please tell us how you determined that adjusting for amortization related only to acquisition-related intangibles, rather than all amortization expense, complies with Question 100.04 of the Non-GAAP C&DIs. Also, tell us why you believe this information is useful to investors.

Response:

In accordance with our discussion with the Staff, we will update our future earnings releases as follows:

•	Within the section titled “Use of Non-GAAP Financial Measures”, we will expand our disclosure to include the following additional information:

The Company adjusts its non-GAAP results to exclude amortization of all acquisition-related intangible assets as such amounts are inconsistent in amount and frequency and are

United States Securities and Exchange Commission

July 8, 2019

significantly impacted by the timing and/or size of acquisitions. Management believes that the adjustment of acquisition-related intangible asset amortization supplements the GAAP information with a measure that can be used to assess the comparability of operating performance. Although the Company excludes amortization from acquisition-related intangible assets from its non-GAAP expenses, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

•

Within the section titled “Reconciliation of GAAP to Adjusted Net Income and Adjusted Earnings Per Share”, we will expand our disclosure to include the following additional information in relation to the line item shown within the excerpt below (added disclosure is shown underlined):

Fiserv, Inc.

Reconciliation of GAAP to

Adjusted Net Income and Adjusted Earnings Per Share

(In millions, except per share amounts, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
GAAP income from continuing operations
Adjustments:
Amortization of acquisition-related intangible assets[1]	$43	$42	$163	$159

1

Represents amortization of intangible assets acquired through various acquisitions, including customer relationships, software/technology, and tradenames. This adjustment does not exclude the amortization of other intangible assets such as contract assets (sales commissions and deferred conversion costs), capitalized and purchased software, and financing costs and debt discounts. See additional information on page [•] for an analysis of the Company’s amortization expense.

•	Within the section titled “Full Year Forward-Looking Non-GAAP Financial Measures”, we will expand our disclosure to include the language presented in footnote 1 above.

United States Securities and Exchange Commission

July 8, 2019

•	Within the section titled “Selected Non-GAAP Financial Measures”, we will expand our disclosure to include the following additional information:

(In millions)	Three Months Ended December 31,		Year Ended December 31,
Total Amortization[1]	2018	2017	2018	2017
Acquisition-related intangible assets	$43	$42	$163	$159
Capitalized software	36	32	137	123
Purchased software	12	11	47	44
Financing costs, debt discounts and other	3	2	11	15
Sales commissions	20	—	78	—
Deferred conversion costs	12	3	28	11

Total amortization	$126	$90	$464	$352

1

The Company adjusts its non-GAAP results to exclude amortization of all acquisition-related intangible assets as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions (see corresponding adjustment on page [•]). Management believes that the adjustment of acquisition-related intangible asset amortization supplements the GAAP information with a measure that can be used to assess the comparability of operating performance. Although the Company excludes amortization from acquisition-related intangible assets from its non-GAAP expenses, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation. Amortization of intangible assets that relate to past acquisitions will recur in future periods until such intangible assets have been fully amortized. Any future acquisitions may result in the amortization of additional intangible assets.

We believe these additional disclosures would provide useful information to further enhance an investor’s ability to evaluate the Company’s financial results.

*    *    *

United States Securities and Exchange Commission

July 8, 2019

If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5000.

Very truly yours,

/s/ Robert W. Hau

Robert W. Hau

Chief Financial Officer and Treasurer

cc:	Kenneth F. Best, Chief Accounting Officer, Fiserv, Inc.

Lynn S. McCreary, Chief Legal Officer, Fiserv, Inc.

John K. Wilson, Foley & Lardner LLP